UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)
Lithium Technology Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
536808306
(CUSIP Number)
Cornelis J.M. Borst Boksheide 20 5521 PM Eersel The Netherlands +31-497-535-275
with a copy to: Jan J.H. Joosten, Esq. Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 (212) 837-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 536808306	Page 2 of 26

1	NAME OF REPORTING PERSONS Bauke Bakhuizen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,214,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,214,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,214,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 536808306	Page 3 of 26

1	NAME OF REPORTING PERSONS Cornelis J.M. Borst
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,500,000
	8	SHARED VOTING POWER 14,000,000
	9	SOLE DISPOSITIVE POWER 33,500,000
	10	SHARED DISPOSITIVE POWER 14,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 536808306	Page 4 of 26

1	NAME OF REPORTING PERSONS Bover B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 536808306	Page 5 of 26

1	NAME OF REPORTING PERSONS Benno J.G. de Leeuw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,224,700
	8	SHARED VOTING POWER 105,000
	9	SOLE DISPOSITIVE POWER 5,224,700
	10	SHARED DISPOSITIVE POWER 105,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,329,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 536808306	Page 6 of 26

1	NAME OF REPORTING PERSONS Benno de Leeuw Holding B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 105,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 105,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 536808306	Page 7 of 26

1	NAME OF REPORTING PERSONS Robert L.O. du Chatenier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,276,675
	8	SHARED VOTING POWER 16,916,675
	9	SOLE DISPOSITIVE POWER 17,276,675
	10	SHARED DISPOSITIVE POWER 16,916,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,193,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 536808306	Page 8 of 26

1	NAME OF REPORTING PERSON Chadmin B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,916,675
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,916,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,916,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 536808306	Page 9 of 26

1	NAME OF REPORTING PERSONS J.F.G.M. Heerschap
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 61,250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 536808306	Page 10 of 26

1	NAME OF REPORTING PERSONS Cornelis L.M. Meeuwis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,390,000
	8	SHARED VOTING POWER 33,916,675
	9	SOLE DISPOSITIVE POWER 2,390,000
	10	SHARED DISPOSITIVE POWER 33,916,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,306,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 536808306	Page 11 of 26

1	NAME OF REPORTING PERSONS Dreamweaver B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,916,675
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 33,916,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,916,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 536808306	Page 12 of 26

1	NAME OF REPORTING PERSONS Johannes C.L. Mol
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,591,675
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,591,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,591,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 536808306	Page 13 of 26

1	NAME OF REPORTING PERSONS Green Desert N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands Antilles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,591,675
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,591,675
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,591,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 536808306	Page 14 of 26

1	NAME OF REPORTING PERSONS Walter J.M. van der Mee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,875,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,875,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 536808306	Page 15 of 26

Item 1.	Security and Issuer

The name of the issuer of the class of equity securities to which this statement relates is Lithium Technology Corporation, a Delaware corporation (the “Issuer”).

The class of equity security to which this statement relates is the Issuer’s shares of common stock, par value $0.01 per share (the “Common Stock”).

The address of the Issuer’s principal executive offices is:

5115 Campus Drive
Plymouth Meeting, PA  19462

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Bauke Bakhuizen (“Bakhuizen”), Cornelis J.M. Borst (“Borst”), Bover B.V., a Netherlands corporation (“Bover”), Benno J.G. de Leeuw (“De Leeuw”), Benno de Leeuw Holding B.V., a Netherlands corporation (“De Leeuw Holding”), Robert L.O. du Chatenier (“Du Chatenier”), Chadmin B.V., a Netherlands corporation (“Chadmin”), J.F.G.M. Heerschap (“Heerschap”), Cornelis L.M. Meeuwis (“Meeuwis”), Dreamweaver B.V., a Netherlands corporation (“Dreamweaver”), Johannes C.L. Mol (“Mol”), Green Desert N.V., a Netherlands Antilles corporation (“Green Desert”), Walter J.M. van der Mee (“Van der Mee”).  Bakhuizen, Borst, Bover, De Leeuw, De Leeuw Holding, Du Chatenier, Chadmin, Heerschap, Meeuwis, Dreamweaver, Mol, Green Desert and Van der Mee are collectively referred to as the “Reporting Persons”.

The principal business address of each Reporting Person is as follows:

Reporting Person	Principal Business Address
Bauke Bakhuizen	Torenlaan 19 3742 CR Baarn The Netherlands
Cornelis J.M. Borst Bover B.V.	Boksheide 20 5521 PM Eersel The Netherlands
Benno J.G. de Leeuw Benno de Leeuw Holding B.V.	Leunweg 13 5221 BC Engelen The Netherlands
Robert L.O. du Chatenier Chadmin B.V.	Valkeveenselaan 60 1411 GT Naarden The Netherlands

SCHEDULE 13D
CUSIP No. 536808306	Page 16 of 26

Reporting Person	Principal Business Address
J.F.G.M. Heerschap	Heverstraat 8 6088 BH Roggel The Netherlands
Cornelis L.M. Meeuwis Dreamweaver B.V.	Ulvenhoutselaan 2 4835 MC Breda The Netherlands
Johannes C.L. Mol Green Desert N.V.	Kaya WFG Mensing 14 P.O. Box 3192 Willemstad Curacao Netherlands Antilles
Walter J.M. van der Mee	Oude Huizerweg 17 1261 BD Blaricum The Netherlands

Each of Bakhuizen, Borst, De Leeuw, Du Chatenier, Heerschap, Meeuwis, Mol and Van der Mee is a private investor.  Borst is also (i) a managing director of Fidessa Asset Management S.A., an asset management firm organized under the laws of Luxembourg (“Fidessa”), with its principal address at 16, rue Jean-Pierre Brasseur, L-1258 Luxembourg, Luxembourg, and (ii) a managing director of Urban Studio Bestuur B.V., a real estate management corporation organized under the laws of the Netherlands, with its principal address at WTC Schiphol Boulevard 189, 1118 BG Schiphol Airport, the Netherlands.  De Leeuw is also a managing director of Rocket Productions, a media entertainment corporation organized under the laws of the Netherlands, with its principal address at Hogeweg 81, 5301 LK Zaltbommel, the Netherlands.

Bover is the personal holding company of Borst.  Borst is the sole shareholder and sole managing director of Bover.  De Leeuw Holding is the personal holding company of De Leeuw.  De Leeuw is the sole shareholder and sole managing director of De Leeuw Holding.  Chadmin is the personal holding company of Du Chatenier.  Du Chatenier is the sole shareholder and sole managing director of Chadmin.  Dreamweaver is the personal holding company of Meeuwis.  Meeuwis is the sole shareholder and sole managing director of Dreamweaver.  Green Desert is the personal holding company of Mol.  Mol is the sole shareholder of Green Desert.  The managing director of Green Desert is Orangefield Trust (Antilles) N.V., a trust company based on Curacao, Netherlands Antilles.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Bakhuizen, Borst, de Leeuw, du Chatenier, Heerschap, Meeuwis, Mol and Van der Mee is a citizen of the Netherlands.

SCHEDULE 13D
CUSIP No. 536808306	Page 17 of 26

The Reporting Persons have entered into a Joint Filing Agreement, dated as of May 8, 2008, a copy of which is attached as Exhibit 7.01 hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used in purchasing the securities listed in Item 5 of this statement as being beneficially owned by the Reporting Persons on April 28, 2008 is $18,215,191.63.  The source of the funds used in purchasing the securities listed in Item 5 of this statement are personal funds (in the case of Bakhuizen, Borst, De Leeuw, Du Chatenier, Mol and Van der Mee) and working capital (in the case of Bover, De Leeuw Holding, Chadmin, Dreamweaver and Green Desert).

Borst has the right to receive 1,500,000 shares of Common Stock from Stichting Gemeenschappelijk Bezit LTC, a Netherlands foundation (the “Foundation”).  This right was granted to Borst to partially compensate him for certain losses incurred by him in connection with a sale of shares of Common Stock at the request of the Foundation to another shareholder of the Issuer.

Item 4.	Purpose of the Transaction

The Reporting Persons initially acquired the Common Stock for investment purposes.

On April 28, 2008, Bakhuizen, Borst, De Leeuw, Du Chatenier, Heerschap, Meeuwis, Mol and Van der Mee (the “Investors”) entered into a Governance Agreement with the Foundation, Arch Hill Capital N.V., a corporation organized under the laws of the Netherlands (“Arch Hill”), and the Issuer (the “Governance Agreement”).

The Governance Agreement provides that as of the execution thereof (the “Effective Time”) Ralph D. Ketchum, Marnix Snijder and Clemens E.M. van Nispen tot Sevenaer, directors of the Issuer, resign as directors of the Issuer (the “Resigning Directors”) and that the number of directors of the Issuer be set at six.  The Governance Agreement further provides that Fred J. Mulder and Theo M.M. Kremers be appointed directors of the Issuer as of the Effective Time to fill the vacancies on the Board of Directors resulting from the resignation of the Resigning Directors.

The Governance Agreement further provides that as of the Effective Time (i) Fred J. Mulder and Christiaan A. van den Berg be appointed Co-Chairmen of the Issuer; (ii) the Audit Committee shall consist of Theo M.M. Kremers, Fred J. Mulder and Christiaan A. van den Berg; and (iii) the Executive Committee shall consist of Klaus Brandt, Theo M.M. Kremers, Fred J. Mulder and Christiaan A. van den Berg.

Certain matters relating to the Annual Meeting of Stockholders are also provided for in the Governance Agreement.  Pursuant to such provisions, the Board of Directors of the Issuer adopted the following resolutions as of the Effective Time to provide for the calling and holding of the 2008 annual meeting of the Issuer’s shareholders (the “2008 Annual Meeting”):

•	The 2008 Annual Meeting shall be held on June 16, 2008.

•	The record date for the determination of those stockholders of the Issuer entitled to receive notice of and to vote at the 2008 Annual Meeting shall be June 2, 2008.

SCHEDULE 13D
CUSIP No. 536808306	Page 18 of 26

•
The matters to be placed on the agenda of the 2008 Annual Meeting shall include the election of directors with the following persons nominated by the Issuer as directors of the Issuer: Klaus Brandt, Amir Elbaz, Theo M.M. Kremers, Fred J. Mulder, Christiaan A. van den Berg and two individuals designated in writing by the Investors acting jointly (provided that such individuals shall be reasonably acceptable to the Board of Directors of the Issuer) (collectively, the “Nominees”).

•	The number of directors comprising the entire Board of Directors of the Issuer to be elected at the 2008 Annual Meeting shall be the number of Nominees.

The Governance Agreement provides that (i) in connection with the 2008 Annual Meeting, the Issuer’s Board of Directors shall recommend that the Issuer’s stockholders vote to elect the Nominees as directors of the Issuer; (ii) the Issuer shall include the foregoing recommendation in its proxy materials for the 2008 Annual Meeting; and (iii) the Issuer’s form of proxy shall solicit authority to vote for the Nominees and no other persons.  The Issuer agreed in the Governance Agreement to use its best efforts to ensure that the Nominees are elected as directors of the Issuer at the 2008 Annual Meeting.  If, at any time prior to the 2008 Annual Meeting, one or more of the Nominees for any reason is unwilling or unable to be nominated or to stand for election at the 2008 Annual Meeting, the Governance Agreement provides that the Board of Directors of the Issuer may select a replacement Nominee.

The Governance Agreement provides that if (i) the Issuer receives any comments from the United States Securities and Exchange Commission with respect to the Issuer’s financial statements for the calendar ended December 31, 2007 or the Issuer’s proxy statement for the 2008 Annual Meeting, (ii) the Issuer is unable to hold the 2008 Annual Meeting on June 16, 2008 as a result thereof and (iii) the Issuer has fully complied with its obligations under the SEC Filing Provision described below, the Board of Directors may delay the date of the 2008 Annual Meeting and such record date by such number of days as shall be necessary for the Issuer to respond to such comments (subject to the prior written consent of the Investors which shall not to be unreasonably withheld).

Following the Effective Time and prior to the date that the Issuer mails its proxy materials to shareholders in connection with its 2008 Annual Meeting, the Governance Agreement provides that the Issuer’s Board of Directors shall approve an amendment of the Issuer’s Restated Certificate of Incorporation, filed with the Secretary of State of Delaware on July 29, 2005 as heretofore amended, to increase to 3,000,000,000 the number of shares of Common Stock authorized for issuance, and shall recommend the same to the shareholders for approval at such meeting (the “Shareholder Proposal”).  In furtherance of the foregoing, the Governance Agreement provides that the Issuer shall include such recommendation in its proxy materials and the Issuer’s form of proxy shall solicit authority to vote for these matters.

Each of the Investors, the Foundation and Arch Hill agreed in the Governance Agreement to vote the shares of Common Stock and preferred stock over which he or it has voting power in favor of the election of the Nominees as directors of the Issuer and in favor of the Shareholder Proposal at the 2008 Annual Meeting, and agreed to use good faith efforts to cause its or his affiliates to so vote shares of Common Stock and preferred stock over which they have voting power.  Each of the Investors, the Foundation and Arch Hill agreed in the Governance Agreement to not seek the removal of any Nominee as a director of the Issuer prior to June 16, 2009, acting as a shareholder of the Issuer, provided, however, that this sentence shall in no way restrict any person’s actions as a director of the Issuer.

SCHEDULE 13D
CUSIP No. 536808306	Page 19 of 26

The Governance Agreement provides that the Issuer shall use its best efforts to file with the Securities and Exchange Commission in a timely manner all reports and other documents required of the Issuer under the Securities Act of 1933, as amended, and the Act (the “SEC Filing Provision”).

The Foundation and Arch Hill, acting jointly, have the right to terminate the Governance Agreement upon ten days’ prior written notice if at any time the Investors collectively cease to beneficially own less than 50% of the aggregate number of the shares of Common Stock listed on Schedule A to the Governance Agreement as being beneficially owned by the Investors (disregarding any double counting).

The Investors, acting jointly, have the right to terminate the Governance Agreement upon ten days’ prior written notice if at any time the Foundation and Arch Hill collectively cease to beneficially own less than 50% of the aggregate number of the shares of Common Stock listed on Schedule B to the Governance Agreement as being beneficially owned by Arch Hill (disregarding any double counting).

This summary of the Governance Agreement does not propose to be complete and is qualified in its entirety by reference to the Governance Agreement, which is attached hereto as Exhibit 7.13 and incorporated by reference in its entirety into this Item 4.

Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Persons intend to continually evaluate and review the Issuer’s business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions, and may engage in communications with one or more shareholders, officers or directors of the Issuer regarding the Issuer, including but not limited to its operations.  Based on such evaluation, review, communication and other factors (including, without limitation, the attitude of the board of directors and management of the Issuer), the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include seeking representation on the board of directors of the Issuer, making recommendations to members of management concerning various business strategies, acquisitions, dispositions, dividend policies and other matters, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.  Such actions may involve the purchase of additional securities of the Issuer or, alternatively, may involve the sale of all or a portion of the securities of the Issuer held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers.

Except to the extent the foregoing may be deemed a plan or proposal and except as contemplated by the Governance Agreement, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate and implement plans or proposals with respect to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, on April 28, 2008, may have been deemed to

SCHEDULE 13D
CUSIP No. 536808306	Page 20 of 26

beneficially own (beneficial ownership is determined herein pursuant to Rule 13d-3 under the Exchange Act) an aggregate of 262,260,400 shares of Common Stock (representing approximately 29.2% of the then outstanding Common Stock).  All computations of the percentage of outstanding Common Stock set forth herein are based on 670,924,782 shares of Common Stock outstanding as of April 28, 2008, as represented and warranted by the Issuer to the Investors in Section 2.2(d) of the Governance Agreement.

On April 28, 2008:

•
Bakhuizen beneficially owned 36,214,000 shares of Common Stock issuable upon conversion of 14,485.6 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), representing approximately 5.1% of the then outstanding Common Stock.  The terms of the Series C Preferred Stock are governed by the provisions of the Certificate of Designation of Series C Preferred Stock of the Issuer which is attached hereto as Exhibit 7.14 and incorporated by reference in its entirety into this Item 5.

•
Borst beneficially owned 33,500,000 shares of Common Stock, consisting of (i) 20,750,000 shares of Common Stock, (ii) 11,250,000 shares of Common Stock issuable upon conversion of 4,500 shares of Series C Preferred Stock and (iii) the right to receive 1,500,000 shares of Common Stock from the Foundation, collectively representing approximately 4.9% of the then outstanding Common Stock.  Borst disclaims beneficial ownership of any securities of the Issuer owned, or held in accounts managed, by Fidessa or any of its affiliates.

•
De Leeuw beneficially owned 5,329,700 shares of Common Stock, consisting of (i) 105,000 shares of Common Stock (these shares are held by De Leeuw Holding) and (ii) 5,224,700 shares of Common Stock issuable upon conversion of 2089.88 shares of Series C Preferred Stock, collectively representing approximately 0.8% of the then outstanding Common Stock.

•	De Leeuw Holding beneficially owned 105,000 shares of Common Stock, representing approximately 0.0% of the then outstanding Common Stock.

•
Du Chatenier beneficially owned 34,193,350 shares of Common Stock, consisting of (i) 610,000 shares of Common Stock, (ii) 250,000 shares of Common Stock (these shares are held by Chadmin), (iii) 11,983,525 shares of Common Stock issuable upon conversion of 4,793.41 shares of Series C Preferred Stock, (iv) 4,683,150 shares of Common Stock issuable upon conversion of 1,873.26 shares of Series C Preferred Stock (these shares are registered in the name of Du Chatenier and beneficially owned by the minor children of Du Chatenier) and (v) 16,666,675 shares of Common Stock issuable upon conversion of 6,666.67 shares of Series C Preferred Stock (these shares are held by Chadmin), collectively representing approximately 4.9% of the then outstanding Common Stock.

•
Chadmin beneficially owned 16,916,675 shares of Common Stock, consisting of (i) 250,000 shares of Common Stock and (ii) 16,666,675 shares of Common Stock issuable upon conversion of 6,666.67 shares of Series C Preferred Stock, collectively representing approximately 2.5% of the then outstanding Common Stock.

SCHEDULE 13D
CUSIP No. 536808306	Page 21 of 26

•
Heerschap beneficially owned 61,250,000 shares of Common Stock issuable upon conversion of 11,068.99 shares of Series C Preferred Stock, representing approximately 8.4% of the then outstanding Common Stock.

•
Meeuwis beneficially owned 36,306,675 shares of Common Stock, consisting of (i) 2,390,000 shares of Common Stock, (ii) 27,672,475 shares of Common Stock issuable upon conversion of 11,068.99 shares of Series C Preferred Stock (these shares are held by Dreamweaver) and (iii) 6,244,200 shares of Common Stock issuable upon conversion of 2,497.68 shares of Series C Preferred Stock (these shares are registered in the name of Dreamweaver and beneficially owned by the minor children of Meeuwis), collectively representing approximately 5.2% of the then outstanding Common Stock.

•
Dreamweaver beneficially owned 33,916,675 shares of Common Stock, consisting of (i) 27,672,475 shares of Common Stock issuable upon conversion of 11,068.99 shares of Series C Preferred Stock and (ii) 6,244,200 shares of Common Stock issuable upon conversion of 2497.68 shares of Series C Preferred Stock, collectively representing approximately 4.8% of the then outstanding Common Stock.

•
Mol beneficially owned 50,591,675 shares of Common Stock, consisting of (i) 8,925,000 shares of Common Stock (these shares are held by Green Desert) and (ii) 41,666,675 shares of Common Stock issuable upon conversion of 16,666.67 shares of Series C Preferred Stock (these shares are held by Green Desert), collectively representing approximately 7.1% of the then outstanding Common Stock.

•
Green Desert beneficially owned 50,591,675 shares of Common Stock, consisting of (i) 8,925,000 shares of Common Stock and (ii) 41,666,675 shares of Common Stock issuable upon conversion of 16,666.67 shares of Series C Preferred Stock, collectively representing approximately 7.1% of the then outstanding Common Stock.

•
Van der Mee beneficially owned 4,875,000 shares of Common Stock, consisting of (i) 1,500,000 shares of Common Stock and (ii) 3,375,000 shares of Common Stock issuable upon conversion of 1,350 shares of Series C Preferred Stock, collectively representing approximately 0.7% of the then outstanding Common Stock.

On May 8, 2008, Bover acquired from Fidessa 5,600 shares of Series C Preferred Stock (convertible into 14,000,000 shares of Common Stock) for a purchase price of EURO 959,627.12 ($1,478,689.43 based on the average noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for May 8, 2008).  As a result, on May 8, 2008:

•
Borst beneficially owned 47,500,000 shares of Common Stock, consisting of (i) 20,750,000 shares of Common Stock, (ii) 11,250,000 shares of Common Stock issuable upon conversion of 4,500 shares of Series C Preferred Stock, (iii) 14,000,000 shares of Common Stock issuable upon conversion of 5,600 shares of Series C Preferred Stock (these shares are held by Bover) and (iv) the right to receive 1,500,000 shares of Common Stock from the Foundation, collectively representing approximately 6.8% of the then outstanding Common Stock.

SCHEDULE 13D
CUSIP No. 536808306	Page 22 of 26

•
Bover beneficially owned 14,000,000 shares of Common Stock issuable upon conversion of 5,600 shares of Series C Preferred Stock, collectively representing approximately 2.0% of the then outstanding Common Stock.

•	As a group, the Reporting Persons may have been deemed to beneficially own an aggregate of 276,260,400 shares of Common Stock, representing approximately 30.3% of the outstanding Common Stock.

(b)           Bakhuizen has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 36,214,000 shares of Common Stock.

Borst has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 33,500,000 shares of Common Stock.  As of May 8, 2008, Borst and Bover have the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition, of 14,000,000 shares of Common Stock.

De Leeuw has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 5,224,700 shares of Common Stock.  De Leeuw and De Leeuw Holding have the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition, of 105,000 shares of Common Stock.

Du Chatenier has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 17,276,675 shares of Common Stock.  Du Chatenier and Chadmin have the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition, of 16,916,675 shares of Common Stock.

Heerschap has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 61,250,000 shares of Common Stock.

Meeuwis has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 2,390,000 shares of Common Stock.  Meeuwis and Dreamweaver have the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition, of 33,916,675 shares of Common Stock.

Mol and Green Desert have the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition, of 50,591,675 shares of Common Stock.

Van der Mee has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 4,875,000 shares of Common Stock.

(c)           The following transactions were effected by the identified parties during 60 days prior to April 28, 2008:

Reporting Person	Date	Buy/ Sell	Number of Shares	Price Per Share
Chadmin	03/19/2008	Buy	250,000 shares of Common Stock	$0.065
Du Chatenier	04/17/2008	Buy	610,000 shares of Common Stock	$0.058

SCHEDULE 13D
CUSIP No. 536808306	Page 23 of 26

(d)           Each of the Reporting Persons affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by such Reporting Person, other than as set forth herein.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to the Governance Agreement.  See Item 4.

Item 7.	Material to be Filed as Exhibits

Exhibit 7.01	Schedule 13D Joint Filing Agreement dated as of May 30, 2008 by and among each Reporting Person.

Exhibit 7.02	Limited power of attorney dated as of May 8, 2008 granting power of attorney to Cornelis J.M. Borst to sign on behalf of Bauke Bakhuizen.

Exhibit 7.03	Limited power of attorney dated as of May 8, 2008 granting power of attorney to Cornelis J.M. Borst to sign on behalf of Benno J.G. de Leeuw

Exhibit 7.04	Limited power of attorney dated as of May 8, 2008 granting power of attorney to Cornelis J.M. Borst to sign on behalf of Benno de Leeuw Holding B.V.

Exhibit 7.05	Limited power of attorney dated as of May 8, 2008 granting power of attorney to Cornelis J.M. Borst to sign on behalf of Robert L.O. du Chatenier.

Exhibit 7.06	Limited power of attorney dated as of May 8, 2008 granting power of attorney to Cornelis J.M. Borst to sign on behalf of Chadmin B.V.

Exhibit 7.07	Limited power of attorney dated as of May 8, 2008 granting power of attorney to Cornelis J.M. Borst to sign on behalf of J.F.G.M. Heerschap.

Exhibit 7.08	Limited power of attorney dated as of May 8, 2008 granting power of attorney to Cornelis J.M. Borst to sign on behalf of Cornelis L.M. Meeuwis.

Exhibit 7.09	Limited power of attorney dated as of May 8, 2008 granting power of attorney to Cornelis J.M. Borst to sign on behalf of Dreamweaver B.V.

Exhibit 7.10	Limited power of attorney dated as of May 8, 2008 granting power of attorney to Cornelis J.M. Borst to sign on behalf of Johannes C.L. Mol.

Exhibit 7.11	Limited power of attorney dated as of May 8, 2008 granting power of attorney to Cornelis J.M. Borst to sign on behalf of Green Desert N.V.

SCHEDULE 13D
CUSIP No. 536808306	Page 24 of 26

Exhibit 7.12	Limited power of attorney dated as of May 8, 2008 granting power of attorney to Cornelis J.M. Borst to sign on behalf of Walter J.M. van der Mee.

Exhibit 7.13
Governance Agreement dated as of April 28, 2008 by and among the Investors, the Foundation, Arch Hill and the Issuer.  (Incorporated by reference to Exhibit 10.76 to the Current Report on Form 8-K filed by the Issuer on April 29, 2008.)

Exhibit 7.14	Certificate of Designation of Series C Preferred Stock of the Issuer. (Incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed by the Issuer on November 28, 2006.)

SCHEDULE 13D
CUSIP No. 536808306	Page 25 of 26

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated:   May 30, 2008

/s/ Cornelis J.M. Borst
BAUKE BAKHUIZEN, by Cornelis J.M. Borst, Attorney-in-Fact

/s/ Cornelis J.M. Borst
CORNELIS J.M. BORST

BOVER B.V.

By:	/s/ Cornelis J.M. Borst
	Name:	Cornelis J.M. Borst
	Title:	Managing Director

/s/ Cornelis J.M. Borst
BENNO J.G. DE LEEUW, by Cornelis J.M. Borst, Attorney-in-Fact

BENNO DE LEEUW HOLDING B.V.

By:	/s/ Cornelis J.M. Borst
	Name:	Cornelis J.M. Borst
	Title:	Attorney-in-Fact

/s/ Cornelis J.M. Borst
ROBERT L.O. DU CHATENIER, by Cornelis J.M. Borst, Attorney-in-Fact

CHADMIN B.V.

By:	/s/ Cornelis J.M. Borst
	Name:	Cornelis J.M. Borst
	Title:	Attorney-in-Fact

SCHEDULE 13D
CUSIP No. 536808306	Page 26 of 26

/s/ Cornelis J.M. Borst
J.F.G.M. HEERSCHAP, by Cornelis J.M. Borst, Attorney-in-Fact

/s/ Cornelis J.M. Borst
CORNELIS L.M. MEEUWIS, by Cornelis J.M. Borst, Attorney-in-Fact

DREAMWEAVER B.V.

By:	/s/ Cornelis J.M. Borst
	Name:	Cornelis J.M. Borst
	Title:	Attorney-in-Fact

/s/ Cornelis J.M. Borst
JOHANNES C.L. MOL, by Cornelis J.M. Borst, Attorney-in-Fact

GREEN DESERT N.V.

By:	/s/ Cornelis J.M. Borst
	Name:	Cornelis J.M. Borst
	Title:	Attorney-in-Fact

/s/ Cornelis J.M. Borst
WALTER J.M. VAN DER MEE, by Cornelis J.M. Borst, Attorney-in-Fact